Exhibit A

Ceragon’s New Quad-Carrier All-Outdoor Solution Selected by Operators to Accelerate 5G Networks Deployments

September 16, 2020

Ceragon’s New Quad-Carrier, All-Outdoor Solution Selected by
Operators to Accelerate 5G Networks Deployments

Designed to address growing 5G network capacity challenges, the IP-50C delivers the highest 5G macrocell backhaul capacity over distance, ensuring fast and flexible 5G network rollouts

Little Falls, New Jersey, September 16, 2020 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless hauling specialist, announced today that its new quad-carrier all-outdoor solution, based on IP-50C, has been selected by multiple 5G service providers in Europe and North America to accelerate 5G networks deployments. As an integral part of Ceragon’s IP-50 flexible wireless hauling platform, designed to reduce overall 5G network costs and accelerate network deployment, the IP-50C solutions help unlock operators’ 5G potential by delivering massive 5G capacity where needed at the smallest footprint ever.

Ceragon’s IP-50C has the smallest footprint per gigabit-per-second capacity, making it the most compact wireless hauling solution on the market for 5G. It can deliver up to 8Gbps in microwave bands (6GHz – 42GHz) which is optimal for macrocells, where 5G radios are deployed at scale. The IP-50C’s unique technology, embedded in multicore chipsets, allows operators to leverage microwave bands with newly regulated wide-band channels of up to 224MHz - enabling excellent signal propagation to achieve the most reliable 5G backhaul networks. The combination of wide microwave channels, carrier aggregation and compactness, makes the IP-50C the simplest and fastest-to-deploy 5G wireless backhaul solution for both brownfield and greenfield networks, supporting diverse 5G network modernization scenarios.

Several leading operators, who have pioneered 5G deployments in their respective countries, have selected the IP-50C quad-carrier solution for their 5G network design and deployment. With this solution in place, these operators are set to benefit from up to 4Gbps capacity for macrocells connectivity, using a single box all-outdoor configuration – or alternatively 8Gbps in a quad-carrier configuration over recently-regulated ultra-wide 224MHz channels. Consequently, the operators will gain faster time to market and revenues thanks to quick site acquisitions and reduced associated costs, such as tower or rooftop leasing, energy and rollout labor.

“Ceragon is always looking for innovative ways to support its customers,” said Ira Palti, president and CEO of Ceragon. “Our new quad-carrier solution is quickly gaining recognition amongst global operators thanks to the exceptional value it provides. It positions microwave radios as the ultimate vehicle for 5G backhaul with its ability to accelerate the launch of 5G services. We believe the IP-50C will serve as a catalyst for the regulation of wider microwave channels globally, as a necessary means to addressing 5G requirements and expediting the economic impact that 5G deployments bring”.

Ceragon’s New Quad-Carrier All-Outdoor Solution Selected by Operators to Accelerate 5G Networks Deployments

September 16, 2020

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless hauling specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G, mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless hauling provides highly reliable, fast to deploy, high-capacity wireless hauling for 5G and 4G networks with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology.

Ceragon’s New Quad-Carrier All-Outdoor Solution Selected by Operators to Accelerate 5G Networks Deployments

September 16, 2020

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such statements involve risks and uncertainties that may cause future results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business as a result of the outbreak and effects of the COVID-19 pandemic and of an adverse effect on our and our customers’ financial performance, cash flow, revenue and financial results, available cash and financing, and our ability to bill and collect amounts due from our customers as a result therefrom; the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable; the risk that the rollout of 5G services could take longer or differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as detailed in our press release that was published earlier today and as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so.

Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.